As filed with the Securities and Exchange Commission on June 1, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CalAmp Corp.
(Exact name of registrant as specified in its charter)

Delaware	0-12182	95-3647070
(State or other jurisdiction of incorporation	(Commission File	(I.R.S. Employer Identification No.)
or organization)	Number)

93030
1401 North Rice Avenue		(Zip Code)
Oxnard, California
(Address of Principal Executive Offices)

Richard Vitelle
Executive Vice President and Chief Financial Officer

(805) 987-9000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit.

Conflict Minerals Disclosure

A copy of CalAmp’s Conflict Minerals Report for the calendar year ended December 31, 2014 is filed as Exhibit 1.01 hereto and is publicly available on the Company’s web site at www.calamp.com/supply-chain.

Section 2 - Exhibits

Item 2.01. Exhibits.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the duly authorized undersigned.

CALAMP CORP.

By:	/s/ Richard Vitelle
Richard Vitelle
Executive Vice President and Chief Financial Officer

Date: June 1, 2015